UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 23, 2006

Commission File Number 333-78481

Great Panther Resources Limited

(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F [	]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

Great Panther Resources Limited

Suite 2100, 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Telephone: (604) 608 1766 Fax (604) 608 1744

TSX-V Trading Symbol: GPR

SEC 20-F Statement Filed; Standard & Poor’s Listed

November 23, 2006	For Immediate Release

NEWS RELEASE

GREAT PANTHER INCREASES PRODUCTION AT MEXICAN SILVER MINES

GREAT PANTHER RESOURCES LIMITED (TSX: GPR) is pleased to announce that production continues to increase at both of its 100% owned silver mines in Mexico. At the Topia Silver-Lead-Zinc Mine in Durango, the plant throughput has been increased from 120 to 160 tonnes per day with the commissioning of the second ball mill. Meanwhile, at the Guanajuato Mine Complex, the second ball mill has been operating intermittently as mill feed is gradually increased from the ongoing mine development. Total throughput at the Guanajuato plant has risen from 400 to 700 tonnes per day and will continue to increase into the New Year.

The third ball mill at Topia will be commissioned in early 2007 such that the plant capacity will continue to grow through next year. The original target of 200 tonnes per day should be attained in Q1 2007 with ultimate capacity anticipated to be in excess of 300 tonnes per day by late 2007/early 2008. The third mill at Guanajuato is currently being refurbished and it is anticipated that mine development will be sufficiently advanced by Q1 2007 to reach the full plant capacity of 1,200 tonnes per day later that quarter.

New underground development is also continuing at both mines. As announced on October 12, 2006, production from the Argentina vein at Topia is anticipated to begin in Q1 2007 and will build as high grade silver-lead-zinc mineralization is developed on multiple levels. At Guanajuato, new production has commenced from several stopes on the 345 level of the Rayas and Cata Mines, while mining continues in the San Vicente and Guanajuatito areas.

The 34-hole surface diamond drilling program has been completed at Guanajuato and final assay results from the Promontorio area near the southeast property boundary are pending. Drilling in the Guanajuatito and Animas areas have already identified significant silver-gold mineralization that is available for immediate development. All of the mineralized intercepts from the surface program at Guanajuato will be incorporated into the first NI43-101 compliant resource report, which is expected to be received in the first quarter of 2007.

A new, 5,000 metre surface drilling program, contracted to BDW Drilling of Mexico, has also begun at Topia. Previous surface drilling results, along with underground sampling, are being used to calculate the first NI43-101 compliant resource for the mine. Wardrop Engineering is expected to deliver this result to the Company within the next couple of weeks. In addition, Great Panther has purchased four new underground diamond drills – three for Guanajuato and one for Topia – that will be operated by the Company’s own personnel rather than under contract. This should increase productivity in the definition of new resources at both of the mines.

Aspects of the Topia and Guanajuato Mines relating to mining and metallurgy are overseen by Ing. Francisco Ramos Sánchez, Vice-President of Operations for Great Panther and its wholly owned

Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V. (MMR). Robert F. Brown, P.Eng. and Vice-President of Exploration for Great Panther and MMR is designated as the Qualified Person for both mines under the meaning of NI 43-101, and has reviewed this news release.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parametres as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy

Chief Financial Officer and Chairman

Date: November 24, 2006